UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 3)


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               Teligent, Inc.
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                              (Name of Issuer)


               Class A Common Stock, par value $.01 per share
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                       (Title of Class of Securities)


                                87959Y 10 3
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                               (CUSIP Number)

                               Lynn Forester
                       c/o FirstMark Holdings L.L.C.
                             660 Madison Avenue
                          New York, New York 10021
                               (212) 699-4300
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              With a copy to:
                            Warren de Wied, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004

                              February 8, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                SCHEDULE 13D

CUSIP No. 87959Y 10 3

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lynn Forester

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,099,910

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,099,910

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,099,910

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.4%

14  TYPE OF REPORTING PERSON

    IN

     This Amendment No. 3 (this "Amendment") amends the statement on
Schedule 13D (as amended, the "Statement") previously filed relating to the shares of Class A Common Stock, par value $.01 (the "Shares"), of Teligent, Inc., a Delaware corporation (the "Company").

     1. Items 5 (a) and (c) of the Statement are hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Lynn Forester owns 1,099,910 Shares as of the date of this Statement, representing an aggregate of approximately 13.4% of the outstanding Shares (based upon 8,178,610 Shares reported by the Company to be outstanding based on the Company's most recent quarterly report on Form 10-Q).

     (c) On January 29, 1999 Lynn Forester sold 22,000 Shares on Nasdaq at a price of $36.81 per share. On February 1, 1999, Lynn Forester sold 25,000 shares on Nasdaq at a price of $37.00 per Share and 5,000 Shares at a price of $36.90 per Share. On February 8, 1999, Lynn Forester sold 190,000 Shares on Nasdaq at a price of $39.21 per Share.

     2. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Statement.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1999


                                          /s/ Lynn Forester
                                          ---------------------------
                                          Lynn Forester